Tahra T. Wright Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

May 30, 2008

Mr. Sean Donahue Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Bio Energy Holding Group Co., Ltd.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-147953

Dear Mr. Donahue:

On behalf of our client, China Bio Energy Holding Group Co., Ltd., a Delaware corporation (“Company”), we transmit herewith supplementally, a response to the comments set forth in the Staff’s letter dated May 23, 2008 under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR). At the request of the Staff, the Company is not simultaneously filing Amendment No. 4 to the Registration Statement on Form S-1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form S-1/A Filed on May 9, 2008

Summary Consolidated Financial Data, page 5

1.
You disclose your net earnings available to common stockholders for the year ended December 31, 2007 was $8,579,000. However, this amount per your consolidated statement of operations for the same period was $5,181,000. Please revise your document to resolve this inconsistency.

The disclosure will be revised in accordance with the Staff’s comment in Amendment No. 4 to the Registration Statement when filed.

Financial Statements, page F-1

Note 1 -- Organization and Description of Business, page F-7

2.
We have read your response to our prior comment 10; however, you still have not described the common ownership that exists between Redsky Industrial (Xi’an) Co. Ltd, the primary beneficiary and Xi’an Baorun Industrial Development Co. Ltd, the variable interest entity (VIE). To the extent these entities are not under common control, the assets and liabilities of Xi’an Baorun Industrial Development Co. Ltd should be measured at fair value and the transaction reflected in the consolidated financial statements as of the date Redsky Industrial (Xi’an) Co. Ltd became the primary beneficiary.

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Mr. Sean Donahue Securities and Exchange Commission May 30, 2008 Page 2

Further, EITF 02-5 defines the term “common control.” This definition is applicable to the use of this term in SFAS 141 as well as in FIN 46R; therefore, it is unclear what you mean when you state that common control was not addressed “with regards to EITF 02-5” and that you “looked at common control in the context of paragraph 19 of FIN 46R.” We reissue our prior comment 10 and request you provide further clarification of the ownership of Xi’an Baorun Industrial Development Co. Ltd and Redsky Industrial (Xi’an) Co. Ltd, and any relationships existing between them, prior to the time Redsky Industrial (Xi’an) Co. Ltd. became the primary beneficiary.

The following is a summary of the structure of China Bio Energy Holding Group Co., Ltd. as of the date of initial measurement:

Note 1: Redsky Group Ltd. (BVI) is wholly-owned by an associate of Mr. Gao. The Company believes that Mr. Gao constructively controls Redsky Group Ltd. (BVI) due to the nature of his association with this individual and the fact that Mr. Gao has an option to acquire 100% of Redsky Group for $3,000, a de minimus amount. Currently under PRC law Mr. Gao is prohibited from investing in a foreign enterprise without completing any registration and other procedures required under applicable rules and regulations of the State Administration of Foreign Exchange in China.

Mr. Sean Donahue Securities and Exchange Commission May 30, 2008 Page 3

We believe that Redsky Industrial (Xi’an) Co. Ltd. (“Redsky Industrial”) is constructively held under common control with Xi’an Baorun Industrial Development Co., Ltd. (“Baorun Industrial”) as of the time the Redsky Contracts were entered into establishing Redsky Industrial as the primary beneficiary. The Redsky Contracts and the option agreement between Mr. Gao and Redsky Group were effective simultaneously with the formation of Xi’an Baorun as a variable interest entity. In accordance with EITF 02-05 control is defined as follows “An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.” As a result of Mr. Gao’s association with the shareholder of Redsky Group Ltd. (BVI) and his ability to acquire 100% ownership at will, we believe that Mr. Gao is deemed to hold the requisite 50% voting ownership interest in accordance with the EITF. Therefore, we believe that it is correct to consolidate Xi’an Baorun at its historical cost.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright
Attorney At Law